082-00913

[redacted]

09046401

SUPPL

J Sainsbury plc

RECEIVED

2009 JUN 24 A 9:21

17 June 2009

First Quarter Trading Statement for 12 weeks to 13 June 2009

Strong sales growth delivers continued progress in challenging market

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Highlights

- **Total sales for first quarter up 3.2 per cent (7.6 per cent excluding fuel) (1)**
- **Like-for-like sales for first quarter up 2.5 per cent (7.0 per cent excluding fuel) (1)**
- **Like-for-like sales up 7.8 per cent excluding fuel and VAT (2)**
- **Continued growth in customer numbers - now over 18.5 million transactions each week**
- **Capital raising of approximately £445 million to accelerate growth plans**

Justin King, chief executive, said: "I'm delighted to report another strong quarter of sales growth as we continue to provide universal customer appeal and build on the strength of the Sainsbury's brand. Like-for-like sales, excluding fuel, were up 7.0 per cent (1) and adjusting for the negative impact of the change in the rate of VAT, like-for-like sales growth in the quarter, excluding fuel, was 7.8 per cent (2).

"Providing both quality and value has been central to our brand throughout our 140 year history and remains at the heart of our business. Customers know that saving money at Sainsbury's does not mean compromising on quality or values. Customer numbers have increased to over 18.5 million a week and basket size has grown as further investment in price and product ranges helps customers get the best value from their weekly grocery shop.

"Product availability and customer service metrics reached new record levels and customers continue to recognise the competitiveness of our offer. At the beginning of June we made a further significant investment in price and have now lowered 7,000 prices since January 2009. Consumers are spending more cautiously but continue to look to trusted brands to act responsibly on ethical and environmental concerns on their behalf. Sainsbury's continuous innovation gives us a leading position on such issues. In May we celebrated the first anniversary of using responsibly sourced palm oil in our 'basics' fish fingers and sales of this product have doubled over the past year. As a reflection of universal customer appeal, sales of our 'basics' range continues to grow strongly at over 50 per cent year-on-year and our RSPCA Freedom Food ranges have quadrupled compared to quarter one last year.

"Our TU clothing range recorded its best ever quarter with a record one million transactions in a single week, and our home ranges continued to grow strongly across the quarter. Our online food home shopping service also continued to perform well with sales up 20 per cent in the quarter. We are preparing to launch our non-food offer online in the next quarter which will comprise around 8,000 products from kitchenware to furniture. We are very excited about this launch as it advances our plan to both grow our non-food offer and expand our presence online.

"During the quarter we created an additional 1,000 new jobs. We extended two supermarkets and opened five new stores. Today we have opened a 50,000 sq ft store in Gloucester Quays which is our latest 'green' supermarket. We have accelerated the growth of our convenience estate, as planned, opening seven new stores in the quarter, including three acquired from the Co-operative group as announced in March. We have also announced today that we have agreed the acquisition of a further six supermarkets and three convenience stores from the Co-operative Group.

"In a separate statement issued today, we have announced our intention to raise approximately £445 million via a placing of new ordinary shares and an issue of convertible bonds. These funds will provide us with the financial flexibility to significantly grow our business further and faster, as we are now planning to grow space by 15 per cent, equivalent to circa 2.5 million sq ft, by March 2011. Growing space to extend our store network and to provide an even better food offer and additional space for non-food ranges is a core part of our 'Recovery to Growth' strategy. Our continuing success from our new store openings and store extensions has underpinned our confidence in our ability to develop new space. In the current environment there are an increasing number of opportunities within the property market.

"We have had a strong start to the new financial year. While we expect the economic environment to remain challenging during 2009, our wide customer base and focus on great products at fair prices means we are well positioned to continue our progress."

dlw 6/25

hazel.jarvis

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 7295

Notes

(1) Sales growth has been Easter-adjusted for comparative purposes. 2009/10 included a Good Friday trading week and an Easter Sunday trading week in the first quarter, whereas 2008/09 only included an Easter Sunday trading week.

(2) Sainsbury's reports like-for-like sales growth on sales including VAT. The change in the rate of VAT from 1 December 2008 reduces like-for-like sales growth by 80bps for the first quarter. Going forward we expect that like-for-like sales excluding fuel each quarter will be negatively impacted by approximately 70-90bps until 30 November 2009.

(3) Certain statements made in this announcement are forward-looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual events or results to differ materially from any expected future events or results referred to in these forward-looking statements. They appear in a number of places throughout this announcement and include statements regarding our intentions, beliefs or current expectations and those of our officers, directors and employees concerning, amongst other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the business we operate. Unless otherwise required by applicable law, regulation or accounting standard, we do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

(4) A conference call will take place at 8:45am BST on 17 June 2009. To listen to the audio webcast we recommend that you register in advance. To do so please visit www.j-sainsbury.co.uk prior to the event and follow the on-screen instructions.

(5) To view the transcript of the conference call, go to www.j-sainsbury.co.uk on 19 June 2009.

(6) Sainsbury's will announce its second quarter trading statement for the 16 weeks ending 3 October 2009 on 7 October 2009.